Exhibit 99.9

Disclosure of Transactions in Own Shares

Paris, April 19, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from April 12, 2018 to April 18, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
12.04.2018	15,000	48.9317	733,975	BATE
12.04.2018	40,000	48.9331	1,957,325	CHIX
12.04.2018	25,000	48.9296	1,223,240	TRQX
12.04.2018	60,000	48.9322	2,935,931	XPAR
13.04.2018	10,000	48.5841	485,841	BATE
13.04.2018	80,000	48.5815	3,886,516	CHIX
13.04.2018	50,000	48.5820	2,429,099	TRQX
13.04.2018	50,000	48.4822	2,424,108	XPAR
16.04.2018	10,160	48.4673	492,428	BATE
16.04.2018	27,230	48.4678	1,319,777	CHIX
16.04.2018	16,991	48.4643	823,456	TRQX
16.04.2018	58,767	48.4727	2,848,596	XPAR
17.04.2018	—	—	—	BATE
17.04.2018	17,563	48.8238	857,493	CHIX
17.04.2018	12,620	48.8226	616,142	TRQX
17.04.2018	26,475	48.8204	1,292,520	XPAR
18.04.2018	—	—	—	BATE
18.04.2018	70,000	49.3971	3,457,797	CHIX
18.04.2018	—	—	—	TRQX
18.04.2018	70,000	49.4044	3,458,308	XPAR

Total	639,806	48.8313	31,242,553

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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